                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                 TRM Corporation
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   8762636105
                                   ----------
                                 (CUSIP Number)

Mr. Lance Laifer                            Gerald Adler
Laifer Capital Management, Inc.             Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                      405 Lexington Avenue
450 Seventh Avenue                          New York, New York 10174
New York, New York 10036 (212) 244-3312     (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 872636105                                                Page 2  of       Pages
          ---------                                                    ----   ----
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         567,923
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH          ------ ---------------------------------------------------------------------------------------
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                         567,923
        WITH          ------ --------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
--------------------- ------ ---------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    567,923
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.9%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 872636105                                                Page  3  of        Pages
          ---------                                                     ---     -----
-------- -----------------------------------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         632,467
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                          0
     REPORTING        ------ ---------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                          632,467
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                      538,433
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,170,900
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    15.9%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    CO, IA
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7



                                  SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 872636105                                                Page  4  of        Pages
          ---------                                                     ---     -----
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]
                                                                                                     (b)  [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         632,467
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                          0
     REPORTING        ------ ---------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                          632,467
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                      538,433
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,170,900
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    15.9%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          SCHEDULE 13D AMENDMENT NO. 9
                                 TRM CORPORATION

         This Amendment No. 9 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of August 15, 1997, Amendment No. 4 to the Schedule 13D relating to the event date of September 9, 1997, Amendment No. 5 to the Schedule 13D relating to the event date of October 10, 1997, Amendment No. 6 to the
Schedule 13D relating to the event date of June 18, 1998, Amendment No. 7 to the
Schedule 13D relating to the event date of June 29, 1998 and Amendment No. 8 to the Schedule 13D relating to the event date of January 4, 1999, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Corporation (f/k/a TRM Copy Centers Corporation) (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) Hilltop is the beneficial owner of 567,923 shares (7.9%) of Common Stock, comprised of 464,324 shares of Common Stock, 112,762 shares of Series A Stock (as defined below) and seven-year Warrants to purchase 19,028 shares of Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 1,170,900 shares (15.9%) of Common Stock, comprised of 883,124 shares of Common Stock, 313,228 shares of Series A Stock and seven-year Warrants to purchase 52,856 shares of Common Stock. The 1,170,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

         (i) 567,923 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

         (ii) 602,977 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

         Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc., is the beneficial owner of the 1,170,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 7,059,790 outstanding shares of Common Stock on September 30, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

         (b) Subject to the Proxy previously described in Item 6, Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 567,923 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

         Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and
(ii) to dispose and direct the disposition of the 567,923 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 64,544 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 538,433 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Subject to the Proxy previously described in Item 6, Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

         (c) As previously disclosed, on June 29, 1998, ReadyCash Investment Partners, L.P. ("ReadyCash") purchased from the Issuer 1,777,778 shares of Series A Preferred Stock of the Issuer ("Series A Stock") and warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $15.00 per share (the "Warrants") for an aggregate purchase price of $20,000,000 (the "Transaction"). Each share of Series A Stock is convertible at any time at the election of its holder, into 0.7499997 shares of Common Stock. Laifer Capital Management, Inc. was allocated three-year Warrants to purchase 65,000 shares of Common Stock by ReadyCash. Laifer Capital Management, Inc. further allocated such Warrants to Hilltop and the Clients pro-rata in accordance with the total equity of their portfolio. Such three-year Warrants expired unexercised on June 29, 2001. In addition, Hilltop and the Clients subscribed for an aggregate of $3,700,000 of limited partnership interests in ReadyCash (or approximately 17.6% of the total of $21,000,000 of limited partnership interests). The Reporting Persons have also granted an irrevocable proxy to the general partner of ReadyCash to vote all securities of the Issuer held by such Reporting Persons (the "Proxy").

         All transactions in the Common Stock effected by the Reporting Persons in the past six months are set forth in Annex A hereto and are incorporated herein by reference. Except as indicated, all such transactions were sales effected in the public market.

         (d) Not applicable.

         (e) Not applicable.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2002

                                            HILLTOP PARTNERS, L.P.

                                            By: LAIFER CAPITAL MANAGEMENT, INC.,
                                                 as General Partner

                                            By: /s/ Lance Laifer
                                                ----------------
                                                Lance Laifer, President



                                           LAIFER CAPITAL MANAGEMENT, INC.

                                           By: /s/ Lance Laifer
                                               ----------------
                                               Lance Laifer, President


                                              /s/ Lance Laifer
                                              ----------------
                                              LANCE LAIFER

                                     ANNEX A

                                              LAIFER      HILLTOP       WOLFSON     OFFSHORE
DATE              PRICE       COMMISSION     # SHARES    # SHARES      # SHARES     # SHARES

10/12/01        $1.45            .06          2,300        2,300          0             0

10/19/01        $1.35            .06          1,200        1,200          0             0

10/22/01        $1.25            .06          2,500        2,500          0             0

2/25/02         $1.91            .05          9,000        9,000          0             0